                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

The following articles have been posted on Compaq's internal intranet:

Q&A: FIORINA, CAPELLAS TALK WITH CNBC
6 SEPTEMBER 2001

Hewlett-Packard Chairman and CEO Carly Fiorina and Compaq Chairman and CEO Michael Capellas appeared on CNBC Tuesday to discuss the proposed merger between the two IT giants.

Below is a transcript of the interview.
           ---------------------------

CNBC: Hewlett-Packard is buying Compaq in a $25 billion stock swap deal to bring together two struggling players in the battered computer industry. The combined company, which plans to keep the HP name, would capture the No. 1 sales spot in PCs, servers and printers, and post revenues on par with rival IBM. Compaq and HP are currently Nos. 2 and 4, respectively, in worldwide PC sales. Here to tell us more about the deal is Hewlett-Packard Chairman and CEO Carly Fiorina, and Compaq Chairman and CEO Michael Capellas. Good to see you both again, thank you for joining us.

CARLY FIORINA: Nice to see you.

CNBC: Did it really come together in a 20-minute phone call all those months ago?

CARLY FIORINA: No.

CNBC: Who called whom?

MICHAEL CAPELLAS: Got to start somewhere, though.

CARLY FIORINA: Actually, Michael and I first met each other about 18 months ago. We were in Washington and discovered we agreed on just about everything in a meeting about public policy issues in the high-tech industry, which is statement in and of itself. Then we put together the first public exchange for the high-tech community. That was maybe six months later and again worked well together. And so I would call this gathering momentum - we saw our companies aligning themselves strategically, we were making technical moves that were similar around Itanium, for example. And I actually picked up the phone several months ago to start a conversation about licensing and one thing led to another, I think.

CNBC: It's your jobs to be optimistic about this, obviously, but it's Wall Street's job to be skeptical. You saw both stocks are down today, they are looking at the hurdles to overcome in what is now considered to be a defensive merger. Do you see it that way, Michael?

MICHAEL CAPELLAS: Absolutely not. In fact, if you look at what we are creating here, the end result of this combination will be an absolutely powerful force in the marketplace. If you think of the combination of what we have at the enterprise and high-end level between the ability to do high-performance servers, the ability to extend what we are doing in industry-standard servers, a great common play around storage and the extension of services. I think you have to break this into two components. One is the extension and ability to create a new class of company around high-end enterprise delivery on open standards, and the ability to drive stronger economics on the access side. So you have to look at both pieces, but I absolutely don't look at it as a defensive strategy.

CARLY FIORINA: I would add this is not a defensive move. In fact, we are going on the offense to create a new kind of player. But I think it is important to recognize that we are confident about our ability to execute this merger. And one of the reasons we are confident is we have done so much planning ahead of time, planning in terms of the strategic logic, planning in terms of the business case, planning in terms of integration. It is also our job to be sober and realistic about the fact that this is going to be hard work and we need to get around to doing it.

CNBC: Ms. Fiorina, I have had an opportunity to speak to some of your shareholders and those of Compaq today as well. And they are frankly a bit concerned with your willingness to depart with $25 billion worth of your stock and Mr. Capellas' willingness to accept that in a no-premium deal as a sign of how bad things are. Are things as bad as some shareholders might see given your willingness to do the deal?

CARLY FIORINA: It is a misinterpretation of what we are doing here. The reason we put together these companies, frankly, at the exchange rates we have, is that we are trying to put together a deal that does not put inordinate pressure on our two companies' abilities to get these synergies. As you know, we are talking now about a deal that is substantially accretive in the first full year of operations. That was one of our goals to make sure that we could create shareholder value immediately, or pretty close to immediately. We have been very conservative about the planning assumptions. We planned on a bit of revenue loss. We have not planned on any of the upside revenue synergies. We think we have cost synergies that are realistic and obtainable. So it is not about "gee, things must be worse than they thought." It is really about believing and being confident in the belief that together these companies can do something pretty interesting and extraordinary for the high-tech industry, but wanting to do it in a way that takes a bit of pressure off, as opposed to putting more pressure on.

MICHAEL CAPELLAS: I think you have to step back and say, what were the foundations that drew us to this? The first one is you start with the customers and what we see today is customers really do want to buy things differently. They want to buy complete solutions. And the complexity says you have to have a strategy that says I can merge across the enterprise and put high-end things together and complement with services. That is the way customers want to buy. If you look at both strategies, we are the two companies that are driving the strategy of going across the enterprise. So it really started with a conversation about how customers buy, where are our strategic strengths, where are the weaknesses and what is needed to fill the gaps? And an overlap that says "my God, we absolutely have a great synergistic fit around those capabilities."

CNBC: Mr. Capellas, some of your shareholders - and this is not a decision you had anything to do with years ago - still remember Digital Equipment and still remember the execution issues and clearly execution here is very important. What gives you the confidence that you can execute here and that this will not be another Digital Equipment acquisition?

MICHAEL CAPELLAS: Well, to be fair, I came in about a year and a half into it, as you said. But I think that you've got to have very clear principles that you apply. And there is no question there are some lessons learned - think back to what worked and clearly some things did work well. Look, for example, at the growth in the services business and what it contributes overall. And remember, that came out as part of that acquisition. And you can look at a very compelling story in storage that came out of it. Now, what lessons did you learn? Well, one, you have to be quick, you have to make decisions early and the most fundamental one is you have to have a plan and do your homework early. We have done an enormous amount of work on identifying the plan early and stick to convictions and go exactly with the plan that you had. Tough for sure, but you know, no pain, no gain. But I think the end result still is a new kind of company with an unbelievable compelling market presence.

CNBC: Some nuts and bolts questions. You each have distinctive product lines. What happens to those? Do they merge? Does one go away? I had a lot of people want to know what happens to the IPAQ line, for example. What is the basic strategy on that?

MICHAEL CAPELLAS: As you look across the basic families of products, we have looked at the relative strengths and this is what brought us together. On high-performance computing around things like what we are doing with stock exchanges, we clearly had a solid world. We have a very clear, very strong position with HPUX in the data center, which is a space that has not traditionally been strong. But we can extend that with high-performance Unix. We have a great common strategy around storage, this is a wonderful story, plus the virtualization work that HP has done. We now have a great platform for software, which had been a weakness on the Compaq side, with a great Open View product. We have a wonderful business around our printing and imaging. So the point I am making is we have looked at those product lines and what led us to this conclusion is how they actually, not only complement each other, but fill in the strategic gaps.

CNBC: Does the Compaq brand name go away?

CARLY FIORINA: Yes. Ultimately what we are doing is moving to the HP brand. We are going to be very smart about using the Compaq sub-brands that have power in the market. But just to the previous question, don't think about this as one line dominating the other.

MICHAEL CAPELLAS: Absolutely.

CARLY FIORINA: Think about this as a well thought through R&D road map that takes the best of both. And what is so great about this combination, and again we planned it for quite a long time before we brought bankers in to be sure we were of like mind, you see a product line that fits together incredibly well.

CNBC: Ms. Fiorina, Nos. 2 and 3 getting together in any industry raises antitrust concerns. What gives you confidence you can get by both here in the U.S. and the EU?

CARLY FIORINA: This is an important issue and we spent a lot of time studying it. And we feel comfortable that this is a combination in a very different kind of industry than, say, for example, GE/Honeywell. The technology industry has millions of customers, not a few. It is intensely competitive; there are clearly global markets. But we feel well-prepared and we will be cooperating very closely with both the EU and regulatory bodies in the United States.

CNBC: Can I get a confirmation on job cut possibilities and a timetable on that?

MICHAEL CAPELLAS: Yes, you can. If you look at where the companies sit today we both have plans, already announced plans, some of which have been executed in part but not fully. We will be at 62,000 on the Compaq side and 87,000 on the HP side. That gives a workforce of close to 150,000 people. We've announced a 10 percent reduction to 135,000, so that is specifically what we are announcing today.

CNBC: When does that begin? I guess as soon as you can cut the deal.

CARLY FIORINA: We cannot begin until we get formal approval.

CNBC: Good luck, we will talk again, I'm sure. Thank you for joining us.

CARLY FIORINA: Thank you.

MICHAEL CAPELLAS: Thanks a lot.

CNBC: My thanks to Carly Fiorina, chairman and CEO of Hewlett-Packard, and Mike Capellas, chairman and CEO of Compaq, for joining us to talk about this deal originally valued around $25 billion.

Interview with Hewlett-Packard (HWP) and Compaq (CPQ) CEOs


SOURCE: CNBC/Dow Jones Business Video
DATE: Wednesday, September 5, 2001



CNBC/Dow Jones Business Video via NewsEdge Corporation : Hewlett-Packard (HWP) Chairman and CEO Carly Fiorini and Compaq (CPQ) Chairman and CEO Michael Capellas on the proposed merger of the two companies - 09/04/01

CNBC- POWER LUNCH HEWLETT-PACKARD (HWP) CHAIRMAN AND CEO CARLY FIORINI AND COMPAQ (CPQ) CHAIRMAN AND CEO MICHAEL CAPELLAS ON THE PROPOSED MERGER OF THE TWO COMPANIES SEPTEMBER 4, 2001

SUMMARY: Fiorina says she is confident about the ability to complete the merger of HWP and CPQ. Capellas comments on the foundations of the deal. He also discusses the products, performance and synergies between the two companies.

Bill: Hewlett-Packard is buying Compaq in a $25 billion stock swap deal to bring together two struggling players in the battered computer industry. The combined company, which plans to keep the HP name, would capture the number one sales spot in PCs, servers and printers, and post revenues on par with rival IBM. Compaq and HP are currently numbers two and four, respectively, in worldwide PC sales. Here to tell us more about the deal is Hewlett-Packard chairman and CEO, Carly Fiorina, and Compaq chairman and CEO, Michael Capellas. And joining in the interview is our own David Faber. Good to see you both again, thank you for joining us.

Carly Fiorina: Nice to see you.

Bill: Did it really come together in a 20 minute phone call all those months ago?

Carly Fiorina: No.

Bill: Who called whom?

Michael Capellas: Got to start somewhere, though.

Carly Fiorina: Actually, Michael and I first met each other about 18 months ago. And we were in Washington and discovered we agreed on just about everything in a meeting about public policy issues in the high-tech industry, which is statement in and of itself. Then we put together the first public exchange for the high-tech community. That was maybe six months later and again worked well together. And so I would call this gathering momentum, we saw our companies aligning themselves strategically, we were making technical moves that were similar around itanium, for example. And I actually picked up the phone several months ago to start a conversation about licensing and one thing led to another, I think.

Bill: It's your jobs to be optimistic about this, obviously, but it's Wall Street's job to be skeptical. You saw both stocks are down today, they are looking at the hurdles to overcome in what is now considered to be a defensive merger. Do you see that way, Michael?

Michael Capellas: Absolutely not, in fact if you look at what we are creating here, the end results of this combination will be an absolutely powerful force in the marketplace. If you think of the combination of what we have at the enterprise and high-end level between the ability to do high-performance servers, the ability to our extensions of what we are doing in industry standard servers, a great common play around storage and the extension of services, I think you have to break this into two components. One is the extension and really ability to create a new class of company around high-end enterprise delivery on open standards and the ability to drive stronger economics on the access side. So you have to look at both pieces, but I absolutely don't look at it as a defensive strategy.

Carly Fiorina: I would add this is not a defensive move. In fact, we are going on the offense to create a new kind of player. But as well I think it is important to recognize that of course we are confident about our ability to execute this merger. And one of the reasons we are confident is we have done so much planning ahead of time, planning in terms of the strategic logic, planning in terms of the business case, planning in terms of integration. It is also our job to be sober and realistic about the fact that this is going to be hard work and we need to get around doing it.

David: Ms. Fiorina, I have had an opportunity to speak to some of your shareholders and those of Compaq today as well. And they are frankly a bit concerned with your willingness to depart with $25 billion worth of your stock and Mr. Capellas' willingness to accept that in a no-premium deal as a sign of how bad things are. Are things as bad as some shareholders might see given your willingness to do the deal?

Carly Fiorina: It is a misinterpretation of what we are doing here. The reason we put together these companies frankly at the exchange rates we have is that we are trying to put together a deal that does not put inordinate pressure on our two companies abilities to get these synergies. As you know, we are talking now about a deal that is substantially accretive in the first full year of operations. That was one of our goals to make sure that we could create shareholder value immediately, or pretty close to immediately. We have been very conservative about the planning assumptions. We planned on a bit of revenue loss. We have not planned on any of the upside revenue synergies. We think we have cost synergies that are realistic and obtainable. So it is not about gee, things must be worse than they thought. It is really about believing and being confident in the belief that together these companies can do something pretty interesting and extraordinary for the high-tech industry, but wanting to do it in a way that takes a bit of pressure off, as opposed to putting more pressure on.

Michael Capellas: I think you have to step back and say, what were the foundations that drew us to this? The first one is you start with the customers and what we see today is customers really do want to buy things differently. They want to buy complete solutions, the age of putting piece parts together. And the complexity says you have to have a strategy that says I can merge across the enterprise and put high-end things together and compliment with services. That is the way customers want to buy. If you look at both strategies, we are the two companies that are driving the strategy of going across the enterprise. So it really started with a conversation about how customers buy, where are our strategic strengths, where are the weaknesses needed to fill the gaps? And an overlap that says my God we absolutely have a great synergistic fit around those capabilities.

David: Mr. Capellas, some of your shareholders and this is not a decision you had anything to do with years ago, still remember Digital Equipment and still remember the execution issues and clearly execution here is very important. What gives you the confidence that you can execute here and that this will not be another digital equipment acquisition?

Michael Capellas: Well, to be fair, I mean I came in about a year and a half into it, as you said. But I think that you, one, you've got to have very clear principles that you apply. And there and is no question there are some lessons learned, think back to what worked and clearly some things did work well. Look for example at the growth in the services business and what it contributes overall. And remember that came out as part of that acquisition. If you look at very compelling story in storage that came out of it. Now, what listens did you learn? Well, one, you have to be quick, you have to make decisions early and the most fundamental one is you have to have a plan and do your homework early. We have done an enormous amount of work on identifying the plan early and stick to convictions and go exactly with the plan that you had. Tough for sure, but you know, no pain, no gain. But I think the end result still is a new kind of company with an unbelievable compelling market presence.

Bill: Get some nuts and bolts questions, you each have distinctive product lines. What happens to those? Do they merge, does one go away? I had a lot of people want to know what happened to the iPaq line, for example. What is the basic strategy on that?

Michael Capellas: As you look across the basic families of products, we have looked at the relative strengths and this is what brought us together. On high performance computing around things like what we are doing with stock exchanges, we clearly had a solid world. We have a very clear, very strong position with HPUX in the data center, which is a space that has not traditionally been strong. But we can extend that with high performance Unix. We have a great common strategy around storage, this is a wonderful story, plus the virtualization work that HP has done. We now have a great platform for software, which had been a weakness on the Compaq side with a great Open View product. We have a wonderful business around our printing and imaging, which is a wonderful business. So the point I am making is we have looked at those product lines and what led us to this conclusion is how they actually, not only compliment each other, but fill in the strategic gaps.

Bill: Does the Compaq brand name go away?

Carly Fiorina: Yes, ultimately what we are doing is moving to the HP brand. We are going to be very smart about using the Compaq sub-brands that have power in the market. But just to the previous question, don't think about this as one line dominating the other.

Michael Capellas: Absolutely.

Carly Fiorina: Think about this as a well thought through R&D road map that takes the best of both. And what is so great about this combination, and again we planned it for quite a long time before we brought bankers in to be sure we were of like mind, you see a product line that fits together incredibly well.

David: Ms. Fiorina, numbers two and three getting together in any industry raises antitrust concerns, what gives you confidence you can get by both here in the U.S. and the EU?

Carly Fiorina: This is an important issue, we spent a lot of time studying it. And we feel comfortable that this is a combination in a very different kind of industry than, say, for example, GE/Honeywell. The technology industry has millions of customers, not a few. It is intensely competitive; there are clearly global markets. But we feel well prepared and we will be cooperating very closely with both the EU and regulatory bodies in the United States.

Bill: Can I get a confirmation on job cut possibilities and a timetable on that?

Michael Capellas: Yes, you can. If you look at what the companies sit today we both have plans, already announced plans, some of which have been executed in part but not fully. We will be at 62,000 on the Compaq side and 87,000 on the HP side. That gives a workforce of close to 150,000 people. We've announced a 10% reduction to 135,000, so that is specifically what we are announcing today.

Bill: When does that begin? I guess as soon as you can cut the deal.

Carly Fiorina: We cannot begin until we get formal approval.
Bill: Good luck, we will we will talk again I'm sure, thank you for joining us.

Carly Fiorina: Thank you.

Michael Capellas: Thanks a lot.

Bill: My thanks to Carly Fiorina, chairman and of Hewlett-Packard and Mike Capellas, chairman and CEO of Compaq Computer joining us to talk about this deal originally valued around $25 billion. David, thanks, see you a little bit later.

CNBC/Dow Jones Business Video -- 09-04-01
Copyright(C)2001 CNBC/Dow Jones Business Video


[09-04-01 at 19:10 EDT, Copyright 2001, CNBC/Dow Jones Business Video, File: n0904600.3bc]
09-04-01

WALL STREET JOURNAL ASSESSES NEW COMPUTER LANDSCAPE
7 SEPTEMBER 2001

An article in the Thursday edition of THE WALL STREET JOURNAL assesses a number of IT companies in the midst of our proposed merger with Hewlett-Packard and those companies' strategies for survival.

The article says computer makers are increasingly having to decide whether "to specialize or to seek a partner" after the proposed deal with HP that "if completed, will form an $87 billion Goliath that promises to reshape the landscape yet again for the tumultuous industry.

WSJ reports that many companies already were assessing their future. Now, they must "decide whether to join together for scale and security, or retrench and specialize in product niches or regions."

"For the first time, they will face a second computer giant that can offer customers a full range of products and services," WSJ reports. "Unlike the past contenders to IBM, the HP and Compaq combination would rival Big Blue, sector for sector and in total sales. Previous challengers such as Japan's NEC Corp. in the 1980s and Control Data Corp. in the 1960s never came close to IBM's heft or annual revenue."

"This is a challenge of a different nature," says David B. Yoffie, a Harvard Business School professor and strategy expert. "Another $80 billion player in the market says this company is likely to be around. That neutralizes to some degree the historic advantage of IBM."

However, the article reports on the belief of some that sheer size doesn't threaten the future of companies that specialize, saying "While size does confer a significant cushion, others say the march of innovation can sometimes favor smaller, nimbler players."

"It's not common for giant corporations to survive technology change," says Richard J. Solomon, a senior scientist at the University of Pennsylvania's Initiative on Markets and Technology. "IBM is a rare exception."

The following is how the WSJ predicts major players are likely to respond to the dual challenge of a big new competitor and tougher climate:

                                      IBM

"Will face an equally large competitor for the first time. But don't expect IBM to change its strategy. In fact, IBM's strategy - emphasizing computer services
- is a major reason HP and Compaq are merging. IBM for years has been building a services business that is by far the largest in the world - nearly twice the size of No. 2 Electronic Data Systems. That business helps it keep in touch with customers at the world's biggest companies and assures recurring revenue from companies with long-term computer-outsourcing pacts.

"HP and Compaq together will have a dominant share of the PC business. But IBM has been de-emphasizing PCs, an industry it created 20 years ago, citing their commodity nature and fickle profits. A few years ago it pulled out of retail stores, where it used to go head-to-head with HP and Compaq, after losing a bundle of money. IBM continues to make and sell PCs for corporate customers, and it has won the No. 1 spot in the higher-margin laptop computer business.

"IBM's strategy includes trying to leverage its huge research and development budget to create profitable specialized semiconductors and advanced software such as DB2, the No. 2 database after Oracle's, and WebSphere, the No. 2 Web site manager after BEA Systems'. Last year, IBM spent $5.15 billion, or 5.7 percent of corporate revenue, on R&D. HP and Compaq combined spent $4.11 billion.

"IBM faces some of the same problems that a combined HP and Compaq will, such as multiple, and incompatible, operating systems and computer platforms. However, last year IBM branded all its computers except PCs as "eServers" and started promoting industry-standard Linux as the operating system customers could use on all its hardware. HP may have to take similar steps while trying to avoid losing customers who use either company's older systems, which include legacy systems inherited by Compaq in its takeovers of Digital and Tandem. In terms of strategy, `I don't think IBM has to do anything different,' says Toni Sacconaghi of Sanford C. Bernstein & Co."

                                SUN MICROSYSTEMS

"When companies hear about big mergers being announced by their rivals, they inevitably say that the deal is an opportunity, and not a threat, to them. True to form, Sun Microsystems Inc. said as much about the proposed HP-Compaq combo. Many analysts, though, say that in the case of Sun, the comments weren't just wishful thinking.

"That's because most observers view the HP deal as being targeted largely at IBM; HP is trying to build its consulting and services businesses to rival those of the industry giant. IBM takes in billions of dollars providing computer advice to companies - advice that often leads customers to buy computers from companies other than IBM. Sun, by contrast, doesn't have the same kind of separate consulting operation as IBM. Its services business is entirely geared toward selling and supporting Sun's hardware.

"That isn't to say Sun isn't in a strategic position that HP envies. Sun is one of the dominant forces in the computing industry, and continues to buck industry trends by selling hardware based on its own in-house microprocessor and own operating system, a variant of the Unix system known as Solaris.

"But Sun is having problems. Not only has growth slowed - the company says it may report a loss in the current quarter - but the competition from computers that use Intel chips and Microsoft software also is intensifying."

                                      DELL

"Dell says it won't waver from its focus on being the lowest-cost provider of PCs and servers. While HP's acquisition of Compaq would leapfrog Dell in PC and server market share, the $39 billion company maintains it will retain its price advantage.

"When the downturn hit, the Austin, Texas, PC kingpin pulled back on Internet initiatives and streamlined its manufacturing. During the past quarter, even as rivals were reporting that PC shipments fell by as much as 32 percent, Dell increased unit sales by 19 percent.

"Dell President Kevin B. Rollins says the world's largest PC maker has become the `category killer' in its business by sticking close to customers and holding to its low-cost style despite its rapid growth. It isn't about to change now. `Category killer companies have been successful by keeping to their knitting,' he says."

                                    GATEWAY

"If any company represents the first victim of the PC slowdown, it's Gateway. The folksy home-PC seller was the first to feel the slowdown last year, and losses have mounted. Last month, the San Diego, Calif., company said tough times would force a retreat from international PC markets.

"Its future is now the U.S. consumer and small business market for PCs and packages of subscription services and training. It is expected to build on a small collection of online services and create subscription music, bill-paying and other financial offerings to keep customers in its fold.

"Though the combination of HP and Compaq portends a retail powerhouse, with two-thirds of U.S. retail PC sales, Gateway says there will be plenty of room for its sales approach. `There could be less choice there for the customer,' says Gateway Chief Financial Officer Joseph Burke. `All of what we're doing is not impacted by what was announced [Monday].'"

                                     UNISYS

"Unisys Corp. has been remaking itself as a services company, with almost 75 percent of its revenue coming from such operations. Although Unisys has been reporting lower earnings and shrinking sales as it retreats from commodity hardware, major service businesses such as outsourcing and network integration `are growing double digits,' says Larry Weinbach, chairman and CEO. Don Young, an analyst with UBS Warburg, says `Unisys has been moving up the food chain a lot better than HP or Compaq' in services.

"Unisys got out of the commodity PC business two years ago, linking up with Dell to provide PCs to big customers. But Unisys remains in the high end of the hardware business - and that remains the source of most of its profits. Unisys has developed proprietary mainframe servers that unify the technology of its predecessor companies. Unisys has also made a big bet on Intel microprocessors, pioneering a powerful, 64-processor server that runs Microsoft's Windows 2000 operating system."

                                      NCR

"NCR Corp. has moved into computer industry niches where it isn't affected by the consolidation of mainstream players. Lars Nyberg, chairman and chief executive, says, `The last thing you want is to be No. 5 or No. 8 in a commoditized business.'

"Although NCR was once healthy, it faltered after it became part of AT&T Corp. in 1991. When Mr. Nyberg joined AT&T in 1995, his first decision was to get out of the PC business. Since then, as an independent company, NCR revenue has dropped every year, but it is turning up despite the industry slowdown.

"Today, NCR is No. 1 in bank automated-teller systems and No. 2 in retail point-of-sale systems. Its Teradata unit, which competes with IBM and Oracle, is among the top three in data-warehousing - technology for storing huge amounts of data about customers or products and `mining' it for useful marketing nuggets."

                                      EMC

"The No. 1 maker of data-storage devices used in business, EMC has been hunkered down recently, cutting prices to maintain market share and sustain sales against an onslaught of new competition.

"The new HP could make its task even harder. HP sells high-end storage devices made by EMC rival Hitachi Data Systems. Compaq, using technology acquired in its takeover of Digital Equipment, has become the biggest seller of midlevel storage systems. Together, the two firms have storage sales of 26 percent, second behind EMC.

"Merrill Lynch analyst Thomas Kraemer says that, over time, `we think that a united HP/Compaq can put more pressure on EMC.' Bosh, says EMC President Joseph Tucci. The pending deal, he says, `will create confusion' among customers, giving EMC's sales force an opportunity."


                                     APPLE

"While some other PC makers struggle with assessing how the new HP will affect them, one computer company will likely remain untouched: Apple Computer Inc.

"The Cupertino, Calif., company relies on a completely different operating system than other PC makers, for one thing. As a result, Apple tends to play to a different audience - a niche of creative professionals and students - instead of the corporate and general consumer audience of HP and Compaq. One fewer Windows rival won't have much impact.

"'For Apple, the game doesn't change much,' says Rob Cihra, an analyst at ABN Amro in New York. Mr. Cihra says Apple's strategy has long been one of differentiation, through unusual hardware as well as through its Macintosh operating system. `Apple will simply continue to be the other choice,' he says."

                                      PALM

"The repercussions of the HP and Compaq merger may rumble at Palm Inc. For years, the Santa Clara, Calif., pioneer of hand-held devices has had a near lock on the pocket-computer market. But lately, Palm's operating system has faced more competition from Microsoft's Pocket PC software. And Microsoft's biggest hardware partners in this arena are HP and Compaq.

"The new HP will vault to second place in U.S. sales of hand-held computers with a 15 percent share, market tracker NPD Intelect says. That tops the 14 percent share of Handspring Inc., though it is behind Palm's 60 percent.

"The combined company will be formidable in the pocket-computer market, says Charlie Wolf, an analyst at Needham & Co. in New York. `The deal has got to be a negative for Palm,' Wolf says. A Palm spokeswoman didn't return a call."

                                FUJITSU SIEMENS

"Europe's only computer supplier of any size is Fujitsu Siemens Computers, a joint venture of Japan's Fujitsu Ltd. and Siemens AG of Germany. But FSC isn't a player on the global stage.

"FSC was set up in 1999 with a mission to overtake Compaq and become No. 1 in Europe. But as the venture struggled to integrate the companies' different operations and different cultures, it lost market share and money. Now the company is focusing on supplying businesses with higher-margin laptop computers, servers and related services. International Data Corp. said FSC, in this year's second quarter, had a market share of 7.9 percent in Europe.

"Most of Europe's once-leading computer makers, such as Groupe Bull SA of France and ICL of Britain (now a unit of Fujitsu), have largely withdrawn from the mainstream market under intense competition from the U.S.-based multinationals."

                                      NEC

"The biggest impact of the merger will likely be felt by Japan's largest PC company, NEC, which depends on HP for supplying it with high-end servers that NEC sells under its own brand. The HP connection could draw the Japanese computer maker in closer to the merged company, which could benefit from NEC's customer base. It could also lead to a falling out: NEC is a fierce rival of Compaq, which in the mid-1990s sparked a vicious price war in Japan's PC market that sparked rapid drop in NEC's market share. An NEC spokesman wouldn't comment on the merger news.

"NEC has been working through one of the most aggressive restructuring plans among Japan's computer makers. The company has shed workers, product lines and recently announced it would consolidate several chip plants. It also closed NEC's troubled U.S. PC arm, Packard Bell NEC."

                                    FUJITSU

"Among Japanese makers, Fujitsu poses the strongest threat to the merged company outside Japan. Fujitsu, through overseas subsidiaries including Amdahl Corp., Sunnyvale, Calif., has tried to follow IBM's lead by boosting its computer services business. The strategy has had modest success, but Fujitsu, Japan's largest overall computer maker, remains committed to investing in the business and trying to expand it worldwide, executives say. Fujitsu will continue to focus on selling a full range of servers, desktops, notebooks and services to corporate customers."

                                    TOSHIBA

"Notebook-computer giant Toshiba has struggled in recent years against heavy price competition, and is hurt by its lack of a full server line and a services business. The company has taken a different path from other big PC makers, betting that it could stand out against U.S. rivals by focusing on its expertise in designing and manufacturing mobile products. But increasingly, aggressive Asian PC makers and Dell's successful low-cost direct sales operation have challenged Toshiba. In addition, competitors like IBM that can offer a soup-to-nuts lineup are turning up the heat.

"Toshiba also is struggling against the decline of the global semiconductor market. It is rapidly trying to cut costs, announcing this month it would shed nearly 20,000 workers during the next few years. It is also in discussions to merge its memory chip business with that of Germany's Infineon."

                                      SONY

"Sony Corp. burst on the PC scene in recent years with its Vaio notebook computers. Sony quickly rose through the ranks to become one of Japan's largest PC vendors. But its success has been largely confined to Japan. The company also doesn't aim its PCs at companies, which often demand a combination of products, support and service that Sony doesn't offer.

"But while Sony won't compete with the merged company in the corporate market, the Japanese electronics giant will likely respond by redoubling its focus on what it sees as its core market: home users who are fans of Sony's consumer audio and video products.

"Sony will compete head-on with the new company in the U.S. retail market, where it could get slammed by the merged company's potential ability to turn its higher sales volumes into a weapon for price wars. Sony will likely operate with a higher cost structure."

                                      ACER

"Acer Group is putting the final touches on a restructuring of Acer Inc., once the pride of Taiwan's vaunted tech industry. The overhaul has resulted in a spin-off called Wistron Corp. that will focus on manufacturing desktop PCs, laptops, servers and other devices to be sold by Acer as well as other customers, such as Dell and IBM. Acer itself will no longer make PCs, but focus on marketing and sales. Acer in recent years has scaled down its international operations, including pulling out of the U.S. retail market. Instead, the company is renewing its push into neighboring China."

                            LEGEND HOLDINGS

"Legend Holdings Ltd. is the runaway leader in China's fast-growing PC market. While Legend, the Hong Kong-listed unit of China's state-owned Legend Group Holdings Co., has yet to spread beyond its home market, Chief Executive Yang Yuanqing has said the company is interested in testing international waters. About one in every three PCs sold in China carries the Legend brand."

                              SAMSUNG ELECTRONICS

"South Korean electronics giant Samsung Electronics Co. is one of the country's largest PC brands. The company is renewing its push into select international markets, selling, for instance, its notebook PCs in Europe. Yet Samsung failed to make much of an impact in the worldwide market with the AST Research brand of the U.S. it acquired in 1997, and it remains to be seen how far its international ambitions will reach this time."

HP EXECUTIVE: SKEPTICS MISSING FULL PICTURE
7 September 2001

After hearing a number of Wall Street analysts and partners voice skepticism over the proposed merger with Compaq, Hewlett-Packard's Jim McDonnell, vice president of Worldwide Marketing, said not everyone is seeing the full picture. "We believe a lot of the early reaction to this thing was very superficial," he said.

"This merger is not about a PC thing," he's quoted as saying in a COMPUTER RESELLER NEWS article.[LINK TO CRN NEW YORK] "This is about two large IT companies coming together with a broad portfolio of products and services ... Our plan is to have a full plan, fully executable whatever day it is for closure."

McDonnell also said that he expects a joint HP-Compaq transition team to be put in place to form an overall structure, in addition to "transition teams around large accounts and technology."

In a related story [LINK TO CRN SAN FRANCISCO], a number of security software executives see mostly positives in the proposed merger.

"The PC market looks like it needs consolidation, and I think there are great cultures of innovation at both companies," said Art Coviello, president and CEO of RSA Security. "Provided they can execute on the always-difficult task of bringing two companies together, I think it can be wonderful for shareholders, customers and the industry. I think the potential is there to have a heck of a strong company after the fact."

Marcella Mazzucca, director of global marketing at security vendor Sybari, said the deal will impact the security market overall. "HP already has an understanding and offering within the security market. This new HP will have the Compaq knowledge base of the messaging servers, where most of today's security breaches are occurring with the onslaught of e-mail borne viruses. As prime integrator of Microsoft Exchange, Compaq will be able to extend HP offerings in this space."

HP Exec: Negative Reaction To Deal Not Based On Full Picture
Details on products, channel plans will have to wait
(URL:
http://www.crn.com/Sections/BreakingNews/BreakingNews.asp?ArticleID=29558)


By Edward F. Moltzen
CRN
New York
7:24 PM EST Wed., Sept. 05, 2001

Referring to "a wild couple of days" since Hewlett-Packard disclosed it planned to buy Compaq, an HP executive suggested in a news conference that sharp reaction to the deal was not based on a full picture.

Jim McDonnell, HP's vice president of worldwide marketing, also said not much detail would be forthcoming on product transitions and channel structure while the deal is in transition.

Since the merger was announced, shares of HP and Compaq have dropped, and some partners and Wall Street analysts have voiced skepticism.

"We believe a lot of the early reaction to this thing was very superficial," McDonnell said.

"This merger is not about a PC thing," he said. "This is about two large IT companies coming together with a broad portfolio of product and services."

Plans about product lines and channel programs would not be final for months, and until the merger is complete both HP and Compaq would have to continue to act as competitors, McDonnell said.

"Our plan is to have a full plan, fully executable whatever day it is for closure," he said. "We're not going to share that. We can't share it externally because the two companies are still competitors."

McDonnell said he had no concerns about confusion in the channel and the market about road maps or migration plans while the merger is sorted out.

"We have taken our customers through many product transitions," he said. "We're going through another one now with Itanium. As we go through these [transitions], we don't lose customers."

During the transition, McDonnell said he expected a joint HP-Compaq transition team would be put in place to form an overall structure--in addition to "transition teams around large accounts and technology."

Security Execs See HP-Compaq Merger As Mostly Positive

(URL:
http://www.crn.com/Sections/BreakingNews/breakingnews.asp?ArticleID=29554)


By Marcia Savage
CRN
San Francisco
5:55 PM EST Wed., Sept. 05, 2001

The proposed merger of Hewlett-Packard and Compaq Computer drew a positive reaction from some security software executives.

Art Coviello, CEO and president of RSA Security, Bedford, Mass., said the merger would be good for the industry.

"The PC market looks like it needs consolidation, and I think there are great cultures of innovation at both companies," he said. "Provided they can execute on the always difficult task of bringing two companies together, I think it can be wonderful for shareholders, customers and the industry."

The companies have the executive talent to accomplish that task, Coviello said. "I think the potential is there to have a heck of a strong company after the fact," he said.

HP and Compaq are both large customers for RSA, and working with one combined vendor would be easier for RSA, Coviello said.

Marcella Mazzucca, director of global marketing at Sybari, an East Northport, N.Y.-based security vendor, said he expects the merger to have a positive impact on Sybari.

"Compaq Professional Services is currently reselling Antigen as the server-level security component of Exchange and Domino deployments. With HP's plan to extend their services approach in mind, Sybari could stand to benefit from increased sales opportunities," he said.

The deal will impact the security market overall, Mazzucca added.

"HP already has an understanding and offering within the security market. This new HP will have the Compaq knowledge base of the messaging servers, where most of today's security breaches are occurring with the onslaught of e-mail borne viruses," he said. "As prime integrator of Microsoft Exchange, Compaq will be able to extend HP offerings in this space."

But Bob Geiger, information security director at Xand, a Hawthorne, N.Y.-based MSP, said the merger would have little or no impact on the security business.

"Security is much more an ongoing organizational process--not a product--and the alignment of these two major vendors [mostly hardware] wouldn't seem to me to have that big an impact on the process itself," he said.

MERGER ROUNDUP: STRONG REACTIONS CONTINUE
10 SEPTEMBER 2001

It seems that nearly everyone connected to the IT industry has put in his or her two cents regarding Compaq's proposed merger with Hewlett-Packard since it was announced September 4. Below is a sampling of comments.

            o "At this point in time, it's a nice synergy," said Mike Uretsky
              [LINK TO VARBUSINESS], director, Center for Advanced Technologies, New York University and Professor of NYU's Stern School of Business. "Here you have an innovative environment combined with others who spend a lot of time with implementation issues. Right now, in this economy, innovation is the name of the game...You've always got difficulties in mergers of any size. Interestingly, in this case, the shared interests will override many of the concerns."
            o We see [the merger] as a global services strategy," said Tricia
              Gilligan, CEO of NaviSite. [LINK TO CRN BOSTON] "Looking forward that's where you see the growth.
            o "[Fiorina and Capellas] are doing exactly what they should do as
              CEOs in trying to get this deal sold. [However], you're still left with the question of what does the outlook look like, and is the risk near-term worth the advantage [long-term] that they could have in their best-case scenario?" said Megan Graham-Hackett, S&P Equity Group. [LINK TO DOW JONES NEWSWIRES]
            o "The market is still confused about the outcome of the
              merger,"said Edgar Peters, chief investment officer, PanAgora Asset Management. [LINK TO REUTERS] "As far as the business part of it goes, it looks okay. Strategically, it's hard to understand, and that's where the problem is."
            o "They have to make inroads into the enterprise market," said
              Patricia Seybold, CEO, Patricia Seybold Group, [LINK TO VARBUSINESS] a technology consulting firm. "They've got to hold the fort against IBM and Sun."
            o "We see the need for partnerships with companies like HP and
              Compaq as we move up the value stack," said Sean Brophy, vice president, corporate development at hosting provider Verio.
"We are puzzled (as to) why HP would acquire Compaq as well as why Compaq would sell out to HP at what is little to no premium," said Merrill Lynch analyst Steven Fortuna. [link to CNET News.com] "If we were Compaq shareholders, we would be disappointed by this proposed transaction given the combined company would have a high degree of customer and product overlap."

VARBusiness




HP/Compaq Merger Makes Sense, Says NYU Prof

By Joy D. Russell, VARBusiness

9:33 AM EST Wed., Sept. 05, 2001

Call it a marriage of opposites.

Hewlett-Packard's motto is "Invent," whereas Compaq takes the slow and steady route toward technological advancement.

But the decision to join the two companies as one organization is a logical move, which can benefit both companies, including their customers, says at least one industry watcher.

Despite obvious problems such as operational challenges and overlap, the $25 billion deal to merge Compaq with HP makes good business sense, according to Mike Uretsky, director of the Center for Advanced Technologies at New York University and Professor of NYU's Stern School of Business.

"At this point in time, it's a nice synergy," Uretsky says. "Here you have an innovative environment combined with others who spend a lot of time with implementation issues. Right now, in this economy, innovation is the name of the game."

Over the next six months, watch for the companies' restructuring moves and what effects, if any, the deal will have on both companies' business partners in the channel, he says.

"You've always got difficulties in mergers of any size. Interestingly, in this case, the shared interests will override many of the concerns," Uretsky says.

One main concern of employees involves the potential for layoffs. Both companies went through their respective rounds of layoffs in 2001. Expect another round of layoffs in the near future due to the combining of HP and Compaq's departments, he says.

"Look at the departures of key people," Uretsky says. "This will be an indicator of what's taking place, and why, and [look] where they depart to. Also, look at what happens to the R&D facilities and how they start linking up there for innovations and synergies."

A benefit to both companies, according to Uretsky, will be in the handheld market in the Windows CE platform.

"Given the size of Palm, you need the combination of Compaq and HP to be a real market force," he says.

As for the effect this merger may have on the companies' partners, Uretsky says it will likely take a little longer to conduct business compared to before. But, he adds, the bigger the transaction, such as this one, the more significant the partner can be within HP.

"You're not sure how the dust is going to settle," Uretsky says. "A relationship is a relationship. As long as people can maintain that, you're relatively untouched. If I were a third party, given what's going on, I would, and do, view this [merger] in a positive sense. It's providing a realignment that will take a place and the potential to add stability."

Hosting Providers Mixed On HP-Compaq Merger

(URL: http://www.channelweb.com/sections/Newscenters/Article.asp?sect=&
ArticleID=29559)


By Jennifer Hagendorf Follett
CRN
Boston
9:32 AM EST Thurs., Sept. 06, 2001

While some hosting providers eyeing the proposed merger between Hewlett-Packard and Compaq say the combined company stands to create a formidable professional services partner, others are not that impressed.

"Two warm cups of coffee mixed together are still a warm cup of coffee. They definitely have challenges," says Joel Kocher, chairman and CEO of Interland, a hosting provider in Atlanta.

If HP and Compaq can overcome the inevitable challenges of merging their separate businesses into one cohesive unit, the new company could be a strong partner, said Sean Brophy, vice president of corporate development at hosting provider Verio, a wholly owned Englewood, Colo.-based subsidiary of NTT Communications.

"We see the need for partnerships with companies like HP and Compaq as we move up the value stack," Brophy said.

Professional services from such partnerships enable Verio to provide complete solutions to its customers, he said.

"We see [the merger] as a global services strategy," added Tricia Gilligan, CEO of NaviSite, a hosting provider in Andover, Mass. "Looking forward that's where you see the growth," she said.

The combination of the two vendors' products and services could prove to be a strong competitor to IBM Global Services, Gilligan added. "IBM [Global Services] is beatable."

Other solution providers said the combined company will also offer staunch competition to Dell on the PC and server fronts.

"It's spectacular. This is going to give channel partners like VARs the strength to go against Dell," said Rodger Thomas, vice president of sales and marketing at Action Technologies Group, a solution provider in Fort Lauderdale, Fla., that partners with both vendors. "Hopefully, the merger will make them stronger and enable us to sell more product."

HP and Compaq have maintained their dedication to the channel over the years, Thomas said.

"I think they do understand us, and they need us," Thomas said.

SEPTEMBER 6, 2001

H-P, COMPAQ CONTINUE LOBBYING
AS INVESTORS DRIVE SHARES LOWER

By BOB SECHLER
Dow Jones Newswires

AUSTIN, Texas -- Top executives of Hewlett-Packard Co. and Compaq Computer Corp. kept up a hectic pace to convince investors of the merits of their proposed deal, even as Wall Street continued expressing deep skepticism of the deal and continued to push the stocks down.

But the company also continued its acquisition spree by announcing it is purchasing the remaining shares outstanding of printing-systems company Indigo NV that it doesn't own for $629 million in stock. The deal is intended to push H-P into the commercial-printing market, an arena from which it has largely been absent.

Meanwhile, H-P Chief Executive Carly Fiorina and Compaq CEO Michael Capellas met jointly in New York with institutional investors and analysts. They were scheduled to fly to Houston, where Compaq is based, later in the day for a private dinner with Mr. Capellas's top-management team. Then, the pair plan to travel to California for more joint meetings Friday with institutional investors and analysts.

"Their No. 1 priority right now is to communicate the long-term benefits to shareholders that this merger represents," said Compaq spokesman Arch Currid.

For good reason. Shares of both H-P, of Palo Alto, Calif., and Compaq have slid precipitously since H-P said it would buy Compaq late Monday, and continue to set new five-year lows each trading day.

The all-stock deal, which was first valued at $25 billion and included a premium to Compaq shareholders, is now valued at $19.26 billion, long erasing any premium for Compaq's shareholders.

Hewlett-Packard shares, which slipped 51 cents to $17.70 in 4 p.m. composite trading on the New York Stock Exchange Thursday, are now off about 24% since the end of last week, while Compaq shares, which fell six cents to $10.35, are down about 16%.

S&P Equity Group analyst Megan Graham-Hackett said Ms. Fiorina and Mr. Capellas now "are doing exactly what they should do as CEOs in trying to get this deal sold." But she remains skeptical of the plan, as do many on Wall Street.

"You're still left with the question of what does the outlook look like, and is the risk near-term worth the advantage [long-term] that they could have in their best-case scenario?" Ms. Graham-Hackett said.

She said she has been disturbed that the two companies "didn't think more critically about how to get this deal sold" prior to announcing it. "Off the bat, they didn't have good, solid answers for the obvious issues that come with any large merger like this," and they now are playing catch-up, she said.

Thursday September 6 10:57 AM ET

H-P Slips,Compaq Up Amid Merger Questions

NEW YORK (Reuters) - Shares of Hewlett-Packard Co. (NYSE:HWP - news) slipped on Thursday, while Compaq Computer Corp. (NYSE:CPQ - news) ticked a touch higher, stabilizing after two straight days of heavy selling as investors expressed discontent with HP's historic plan to buy rival Compaq.

Since the merger was announced late Monday, the companies' plummeting stock prices have plunged the value of the deal down to just over $19 billion from its original $25 billion price tag.

"The market is still confused about the outcome of the merger," said Edgar Peters, chief investment officer at PanAgora Asset Management, which oversees about $15 billion. "As far as business part of it goes, it looks O.K. Strategically, it's hard to understand, and that's where the problem is."

The bounce in Compaq's share price was purely technical, with most of the selling exhausted after a dive to multiyear lows on Wednesday, Peters said.

H-P's shares fell 11 cents, to $18.10, while Compaq's shares eked out a modest gain of 14 cents, to $10.55.

Investors recoiled at the deal amid fears that the companies' rivals would snatch business from the fledgling powerhouse before it could reach its stride, as well as the antitrust risk of such a huge merger.

H-P Chief Executive Carly Fiorina defended her company's plans on Wednesday, saying that the combination "provides us with a very compelling platform for growth as this industry evolves and as customer buying patterns continue to change."

On Tuesday, Hewlett-Packard's plan to buy Compaq was distinguished by the fact it was the largest merger ever announced in the computer sector, but it also provoked an extremely negative reaction among investors.

On Wednesday, H-P shares fell as low as $17, an intraday trough unseen since June 1995, and then finished the session down more than 3 percent at $18.21. Compaq scraped out its lowest intraday level since the summer of 1996, when it dropped as low as $9.95, before closing at $10.41.

HP/Compaq Merger Will Hinge On Customer Commitment, Seybold Says

(URL:
http://www.channelweb.com/sections/Newscenters/Article.asp?sect=&ArticleID=29566
)


By Al Senia
VARBusiness

9:53 AM EST Thurs., Sept. 06, 2001

The proposed combination of Hewlett-Packard and Compaq will hasten a blended channel strategy that will have customers at the forefront of technology decision making, according to a leading industry analyst.

Patricia Seybold, founder and CEO of the Patricia Seybold Group, a Boston-based technology consulting company, says the proposed union should be a positive experience for customers because the new corporate entity should be better positioned to extend its reach into both the enterprise and small business customer spaces.

"They have to make inroads into the enterprise market," Seybold says. "They've got to hold the fort against IBM and Sun."

However, she also warns that the combined company can't afford to dismiss the small and midsize customer because "that's where the future growth will be."

Earlier this year, Seybold wrote a book that concluded "customers are in control" and are transforming entire industries. She profiled HP as a company that understands "how to not only survive but thrive." In the book, entitled:
"The Customer Revolution: How To Thrive When Customers Are In Control," Seybold says the customer-led revolution is more profound than the Internet or wireless revolutions.

She contends HP "had made the deepest corporate commitment to the total customer experience of any of its competitors."

Seybold says she believes that customer commitment will play out in a recast channel strategy from the combined company. In that strategy, customers will dictate the terms of the purchasing relationship for iron, solutions and services.

"The customer owns the relationship," she says. "Customers will control the relationships with the partners and manufacturers without the manufacturer getting in the way."

Seybold says a blended sales and distribution strategy will evolve. Under this scenario, large. worldwide enterprise companies will likely want to establish a direct relationship with the combined HP-Compaq entity. However, channel partners will play a central role in reaching some of the enterprise accounts, as well as the small and midsize customers.

"Both companies value the channel," Seybold says. "They need it and see it as a healthy way to serve customers."

However, she cautions that channel partners must realize that the customer, not the vendor, is in control of the relationship.

"The channel relationship has to be desired from the customer point of view," she says. "The customers will choose how they want to do business."

Seybold sent an open letter to HP CEO Carly Fiorina and Compaq CEO Michael Capellas suggesting how the combined company could strengthen its customer ties.

In the letter, Seybold notes that the merger will make the blended channel strategy "much easier and faster than it otherwise might have been."

She also notes that the merged entity will offer "the comfort of being a mass-market player with competitive pricing and local service and support infrastructure" to the small business and consumer customers. Multinational customers should look more favorably on the new company's larger scale, Seybold believes.

In the letter, she recommends that "the quality of the customer experience [emerge as] the key cultural linchpin for your focus."

Seybold believes a fanatical customer focus will cut through the internal politics that usually accompanies such large corporate mergers.

HP's incredible shrinking deal

By Margaret Kane and Larry Dignan
Staff Writers, CNET News.com
September 6, 2001, 8:25 a.m. PT
http://news.cnet.com/news/0-1003-200-7065888.html?tag=prntfr

Shares of Hewlett-Packard continued to fall Thursday, days after Wall Street first got word of the company's plan to acquire Compaq Computer.

The merger was initially valued at $25 billion, based on the Friday closing price of HP's stock. But investors have not looked kindly upon the buyout, and HP's stock has lost nearly one-quarter of its value since Friday.

HP stock closed Wednesday at $18.12; in early trading Thursday, shares had lost another 52 cents to $17.69. At this share price, the deal is now valued under $20 billion.

Unlike some mergers, which have "collars"-- share price thresholds where one of the companies can walk away from a deal--HP's deal with Compaq is at a fixed ratio, meaning the two companies--and their share prices--are joined at the hip.

The terms of the deal call for every share of Compaq stock to be exchanged for
0.6325 of a share of HP stock.

HP and Compaq executives have hit the investment conference circuit to pitch the deal. On Wednesday, HP CEO Carly Fiorina said at an SG Cowen conference in Boston that the companies fit together well and can change the industry, two themes she had sounded when the deal was announced.

Executives from both companies have had a tough time selling the merger to miffed shareholders.

Merrill Lynch analyst Steven Fortuna summed up the consensus view on Wall Street in a research report Wednesday:

"We are puzzled (as to) why HP would acquire Compaq as well as why Compaq would sell out to HP at what is little to no premium," Fortuna said. "If we were Compaq shareholders, we would be disappointed by this proposed transaction given the combined company would have a high degree of customer and product overlap."

Fortuna added that all Compaq shareholders seem to be getting is a "bigger, but less well-managed version of the original company." He said Compaq or HP would have been better off buying a services company such as Computer Sciences or KPMG International.

Wall Street also doesn't have the patience to wait and see if HP can successfully integrate Compaq. "We think it will be mid-2003 at the earliest before investors gain a strong sense of how well the integration is or is not proceeding," said Rebecca Runkle, an analyst at Morgan Stanley.

And HP's competition also seems just as puzzled about the deal. Sun Microsystems president Ed Zander had plenty of one-liners about the HP deal. Speaking at the Salomon Smith Barney technology conference in New York Wednesday, Zander started off his presentation with, "So what is this Hewlett-CompaqArd?"

Zander, like other HP rivals, argued that his company will be able to pick up market share while HP is mired in integration muck. "When I'm sick I try to take medicine," Zander said. "They put two sick companies together and I don't see the medicine. Tech mergers just haven't worked."

Meanwhile, Moody's Investors Service downgraded HP's long-term debt, saying that the merger created a "weakening financial outlook" and posed "incremental operational risks" as the two businesses pursue their integration.

Moody's lowered HP's long-term debt to A2 from Aa3 and said it would place some of Compaq's debt under review.

The company also is concerned that "integration efforts during the planned 6- to 9-month approval process will lead to further operational turmoil, potential customer disruption, and...will also provide an opportunity for competitors to gain business from each of HP and Compaq customer bases."

That's been a key criticism of the deal by analysts. In particular, industry watchers expect companies such as Dell Computer and Sun Microsystems to profit from the distraction that the merger will cause.

HP and Compaq announced a stock-swap deal worth $25 billion. Because of fluctuations in the stock, the value of the deal may change. This is the approximate value (20-minute delay): $15,822,920,700

Meta Group says that integrating these two competitors will require two to three years of painful restructuring. see commentary

STORAGE TOUTED AS HIDDEN GEM IN MERGER
10 SEPTEMBER 2001

While much of the attention regarding the proposed merger between Compaq and Hewlett-Packard has centered around the PC industry and the services sector, analysts in a VARBUSINESS article promote storage as the darkhorse in the deal.

"HP has just purchased [one of the leading] storage companies in the industry, but no one says anything about it," says Illuminata analyst John Webster, in the VARBusiness report. [LINK TO VARBUSINESS] "It's sort of wild. No one is bringing up the subject of storage."

The article states that if the deal is approved, HP "will have purchased one of the top market leaders in storage - one that has done a better job than HP of delivering a focused strategy."

"One of the great potential synergies [in this deal] is in storage," says John Madden, an analyst with Summit Strategies in Boston. "This clearly puts HP in a strong storage position, one they could not have gotten on their own."

The article points out that PETER BLACKMORE, executive vice president, Sales and Services, will be in charge of the IT Infrastructures unit with revenue of nearly $23 billion, which includes storage and servers.

"Both companies have their storage product strengths," according to VARBUSINESS. "Compaq has honed its storage mission through its Enterprise Network Storage Architecture (ENSA). The Houston-based company largely distinguishes itself in the midrange and upper-midrange hardware products."

The article points out that Compaq is the world's No. 1 supplier of storage area networks (SANs), according to Gartner Dataquest, and that we also rank No. 2 in worldwide external and internal disk storage market. HP has been trying to mold a storage mission through its Federated Storage Area Management (FSAM) architecture that focuses on providing storage solutions. This past June, it renewed a three-year deal with Hitachi to resell its enterprise Lightning 9900 disk array - the same product that has been forcing EMC to cut the price tag on its Symmetrix disk array.

"That could be EMC's worst nightmare," says Illuminata's Webster. "You have Sun selling the 9900. HP has been selling it. That is about 80 percent of the Unix market. Compaq is No. 1 in the Windows NT market. That has to be a huge concern for EMC."

VARBusiness


Storage--a Darkhorse In the HP/Compaq Deal

By Sonia R. Lelii, VARBusiness

1:03 PM EST Wed., Sept. 05, 2001

The blockbuster merger between Hewlett-Packard and Compaq was noted for all of its potential implications on the suffering PC industry and the ever-growing services sector. But, interestingly, storage has barely merited an honorary mention.

"HP has just purchased [one of the leading] storage companies in the industry but no one says anything about it. It's sort of wild. No one is bringing up the subject of storage," says John Webster, an analyst at Illuminata, based in Nashua, N.H.

By all accounts, if HP's acquisition of Compaq sails through all the regulatory approvals, it will have purchased one of the top market leaders in storage--one that has done a better job than HP of delivering a focused strategy.

"One of the great potential synergies [in this deal] is in storage," says John Madden, an analyst with Summit Strategies, Boston. "This clearly puts HP in a strong storage position, one they could not have gotten on their own."

HP has offered one clue on who in integrating the storage divisions, says Webster. Compaq's Peter Blackmore, senior vice president and general manager for worldwide sales and services, will be in charge of the IT Infrastructures unit with revenue of nearly $23 billion, which includes storage and servers. The combined entity of HP and Compaq will consist of three other units: personal and handheld computers with annual revenues of about $29 billion, printing with $20 billion in revenue, and consulting with $15 billion in revenue.

Both companies have their storage product strengths. Compaq has honed its storage mission through its Enterprise Network Storage Architecture (ENSA). The Houston-based company largely distinguishes itself in the midrange and upper-midrange hardware products.

More importantly, it's the world's No. 1 supplier of storage area networks
(SANs), according to Gartner Dataquest, by capturing 48.5 percent of the market share in 2000 through its shipments of SAN-attached storage systems. It also ranks number two in worldwide external and internal disk storage market, with an estimated $5.571 billion in revenue in 2000--right after storage kingpin EMC.

On HP's side, they have been trying to mold a storage mission through its Federated Storage Area Management (FSAM) architecture that focuses on providing storage solutions. This past June, they renewed a three-year deal with Hitachi. to resell its enterprise Lightening 9900 disk array--the same product that has been forcing EMC to cut the price tag on its Symmetrix disk array.

And all this could pose a bigger headache for EMC, of Hopkington, Mass. HP has been reselling the 9900 for more than two years. This summer, Sun Microsystems signed an agreement with Hitachi to resell the 9900. And now Compaq, which analysts say has not had great success in reselling IBM's Shark disk array, could put its sales force behind this product. Webster says that roughly two weeks ago, Compaq told him that top executives were not interested in reselling the Hitachi disk array. They may have a change of heart after the merger.

"That could be EMC's worst nightmare," says Webster. "You have Sun selling the 9900. HP has been selling it. That is about 80 percent of the Unix market. Compaq is No. 1 in the Windows NT market. That has to be a huge concern for EMC."

SAN JOSE MERCURY NEWS PROFILES CAPELLAS
11 SEPTEMBER 2001

Silicon Valley's "paper of record" -- THE MERCURY NEWS -- on Sunday profiled Chairman and CEO Michael Capellas, highlighting his past, his tenure heading Compaq and his proposed new role as president of Hewlett-Packard. Below is a transcript of the article.

When Michael Capellas was anointed two years ago as chief executive of Compaq, then the world's No. 1 PC maker, he was a relative unknown in the world of technology. And for the most part, he's stayed that way.

The same week Capellas took over, Carly Fiorina was appointed CEO of Hewlett-Packard. And her tenure couldn't be more different than Capellas. She's starred in her own television commercial. She jets around the world to meet with employees.

Television crews track every public appearance. If there's such a thing as a corporate rock star, it's Fiorina.

Last week, the two cultures of Michael Capellas and Carly Fiorina were thrown together, when Hewlett-Packard announced the acquisition of Compaq. Capellas, 46, - the same age as Fiorina - will take the position as president under Fiorina's leadership as CEO.

For observers of Capellas, it couldn't be a better fit. The Ohio native is a consummate executive, known for his quick decision making, comfort with technical detail and open management style.

"Michael knows his role," said Steve Allen, analyst with Hotovec, Pomeranz & Co., an investment bank in San Francisco. "He'll be running the business and making the internal decisions. He doesn't have a desire to be in the spotlight as much as Carly does. She'll be the external one, with the photo ops, and dinner with the Bushes."

Being No. 2, however, won't come naturally to Capellas.

From the beginning, he acknowledged in an interview late last week, he has always sought the toughest job. As an eighth-grader, his coach told him he couldn't play linebacker on his school football team because he wasn't tough enough. Capellas wasn't a natural athlete and is blind in one eye. He was placed on the no-glory offensive line.

Capellas went into a workout frenzy to prove his coach wrong. He soon emerged not only as a linebacker, but co-captain of the high school football team and state all-star in 1971. It's that drive that has sent him swiftly upward through the corporate ranks to lead one of the biggest technology companies in the country - he has held 22 different jobs at six companies.

So why is he settling for No. 2?

After the merger announcement, he said, analysts began questioning whether he would stay at HP.

"In the position of president, I have the responsibility over line operations. That is where I can make a huge contribution," Capellas said. "I believe I'm strong in understanding technologies and in hands-on execution. That may sound noble, and simplistic, but it's the truth. That's where I can make the most contribution.

"Am I going to stay?," he said, supplying the next question. "Absolutely. I have a huge emotional contract to not only the company, but the people."

Capellas graduated in 1976 with a bachelor's degree in business administration from Kent State University in Ohio.

He spent the bulk of his career in low-tech "Old Economy" industries. He got his start at steelmaker Republic Steel in 1976, where spent five years. Then he worked for oil-field services giant Schlumberger for 15 years. He then switched to high-tech, first as director of supply chain management at SAP America, and then as a senior vice president at Oracle, where he refocused the company's global sales force.

Capellas joined Compaq in 1998 as a chief information officer. He then took over as CEO in July 1999, after his predecessor, the secretive Eckhard Pfeiffer, was kicked out. It was a turbulent time. Pfeiffer bought two large companies, Tandem Computers, in 1997, and Digital Equipment in 1998, but he botched the integration of their various businesses into Compaq. Chairman and long-time venture capitalist Ben Rosen stepped in, and replaced Pfeiffer with Capellas. In the PC market, Compaq - which sold machines through retailers - was getting killed by Dell Computer's lower-cost direct sales strategy.

Capellas was forced to clean up from the beginning: Less than a week after taking over, Capellas had to report one of the company's worst quarters ever: a loss of $184 million.

Capellas said he hasn't looked back. He slashed costs, and pushed Compaq toward higher-margin areas such as direct sales, wireless computing, and cutting non-core products like routers and chips. He also dropped the company's stifling dress code, and pushed for a more open corporate culture. He submitted Compaq's strategy formulation to a companywide debate, and started weekly staff meetings in which different views were listened to: "He listens carefully to his staff," says Compaq's chief technology officer, Shane Robison. "He's very team-oriented."

Capellas is known to have fun, too. He often has music blaring from his office and plays music such as Cher's "Believe" before quarterly conference calls.

He also can be whimsical. How he handled his first telephone conference with Wall Street analysts has become the stuff of legend.

Before the call, he noticed the dark mood among his colleagues gathered in a conference room. Worried that the analysts would notice, he rushed out to his office and came back with a CD player. He cranked up the volume, and with the tunes of the Spencer David Group's GIMME SOME LOVIN blaring, he grabbed Alice McGuire, head of investor relations, and together, they spun around the room. He stopped seconds before the conference call, by which time his underlings were giggling and shaken up.

Capellas also loves gadgetry. He relishes showing off his favorite Compaq toys, for example the handheld IPAQ Pocket PC -- on which he has his calendar, travel schedule, e-mail, and of course, his favorite rock music. His hobbies include football, golf, guitar and marathon running. He says he likes to think through problems while running in a park near his house in uptown Houston.

On the corporate side, Capellas has sought to return Compaq to its engineering roots, and part of that has meant relinquishing leadership in low-margin PC sales to Dell.

While acknowledging his dynamic leadership, some critics say Capellas has lacked coherent vision for how to tackle the Internet age. Others say that criticism is unfair, given the legacy problems he faced.

"Compaq has been struggling with the question: `What are we?'" says Allen. "As recently as a few months ago, they redefined themselves as a services company." Indeed, Capellas has appeared obsessed with going after the market of business services giant International Business Machines.

In a conversation with a Scottish newspaper in February, he spoke of "huge parallels" between the two companies, even referring to them as the two HIMALAYAS. Another sign of his obsession was his decision not to fully enter the PC price war with rival Dell, and go after IBM's business services market instead. Fiorina has a similar liking for the services business, and the merger was partly designed to realize that goal.

Capellas will stay in Houston until the deal goes through (Antitrust authorities typically take about six months to approve such deals).

After that, he'll be coming to Palo Alto.

"Michael's going to be running the business," said Robison. "That's where the headquarters is going to be ... I think he's looking forward to it."

MERGER ROUNDUP PART II: MORE REACTION
11 SEPTEMBER 2001

Last week we published a sampling of comments from industry executives and analysts regarding Compaq's proposed merger with Hewlett-Packard. Below is the second edition of "Merger roundup."


      o "You roll these two together, that's a $6 billion [storage] enterprise," said Steve Duplessie, an analyst with Enterprise Storage Group Inc. [LINK TO SWWIRE PLUS] "You're talking a large-scale storage company all of a sudden that begins to rival EMC. From a technology perspective, it's great."
      o "It's a steep road to climb," said David Schatsky, a senior analyst [LINK TO THE ASSOCIATED PRESS] with Jupiter Media Metrix. "In the old days, people said, 'nobody gets fired for choosing IBM.' They meant mainframes. But it's also true with services today. IBM Global Services has a better brand. HP has some credibility to earn."
      o "Incredible value way underpriced can only last so long before you see fundamental market eruptions such as this consolidation," said Ralph Oliva, director of the Institute for the Study of Business Markets at Penn State University. [LINK TO DATATIMES] "I think this [merger] signals to me the beginning of a fundamental rebalancing of this market."
      o "The only thing that makes sense out of this deal at all is to cut the hell out of the redundancies and the costs and to make this a lean, mean fighting machine," said Todd Kort, principal analyst, [LINK TO THE BOSTON GLOBE] Gartner group.
      o "The bottom line is you have to look beyond today," said Kevin Rendino, portfolio manager, Merrill Lynch Basic Value Fund. [LINK TO REUTERS] "The Street hated [the] Gillette [deal]. Analysts downgraded the stock. They said the meeting was a disaster. But all of a sudden, four months later, this stock is way up."
      o "At this stage in a cycle, a good portion of the source of financing has to do with consolidation," said White House economic adviser Larry Lindsey, [LINK TO THE NIKKEI ENGLISH NEWS SERVICE] on the proposed merger. "It's what markets are looking for."
      o "HP is going to lose share over the next few years," said Roger Kay, IDC analyst. "At what point do they turn it around? Is it two years, three years? Do they have that much time? That's the big issue."

HP-Compaq could rival EMC (eWEEK PCWK)


SOURCE: ZDWire Plus
DATE: Monday, September 10, 2001



ZDWire Plus via NewsEdge Corporation : The proposed merger between Hewlett-Packard Co. and Compaq Computer Corp. could more clearly define the battle lines in the storage market, but whether that means more or fewer product choices for users is unclear.

The two companies were among several high-tech giants chasing EMC Corp. for a greater share of the coveted high-end storage market. For those chasing EMC, the merger could prove a boon because it basically aligns everyone against the Hopkinton, Mass., company, analysts said.

The recent history is complicated and comes down to storage equipment and server computers. This summer, Hitachi Ltd., of Tokyo, partnered with Sun Microsystems Inc., of Palo Alto, Calif., in a deal designed to pair Hitachi's high-end storage boxes with Sun's high-end servers and enterprise business inroads. But Hitachi already had a similar deal with HP's server group, and Houston-based Compaq, a leader in both midrange storage systems and high-end servers, had a deal to resell IBM's high-end storage.

All the competitive maneuvering builds a two-pronged attack on EMC, with IBM, of Armonk, N.Y., and the Hitachi-Sun alliance on the high end and the merged HP-Compaq--which includes HP's recent acquisition of management software maker StorageApps Inc.--in the midrange. The current HP-Hitachi and Compaq-IBM deals likely will fade out, analysts said, as neither was especially successful.

EMC has never had a single direct competitor--and still doesn't--but now it must contend with fewer, bigger and more clearly defined rivals, even though none is as all-encompassing as EMC.

Just counting HP's and Compaq's storage divisions, "you roll these two together, that's a $6 billion enterprise," said Steve Duplessie, an analyst with Enterprise Storage Group Inc., in Milford, Mass. "You're talking a large-scale storage company all of a sudden that begins to rival EMC. From a technology perspective it's great."

How great won't be known until HP, of Palo Alto, Calif., determines which products stay and which are tossed aside during the merger. Users of Compaq's storage products are taking a wait-and-see approach.

"I don't think it's going to make any difference for us. Who's going to be merging next week?" said Patricia Pettite, director of academic technology at Millikin University, in Decatur, Ill.

"I think it's too early to tell. It's going to be the same number of options, just maybe a different look," said Doug Roberts, manager of system services for Hannaford Bros. Co., in Scarborough, Maine.

Another obstacle for the merged company could be personality and culture conflicts between HP's Nora Denzel, vice president and general manager of network storage solutions, and Compaq's Mark Lewis, vice president and general manager of enterprise storage group, said Duplessie.

"There's got to be some ego play here. Someone's got to own it," Lewis said. "Maybe it'll all just be fine, but I doubt it. Something's going to give. The question is when."

http://www.hp.com http://www.compaq.com http://www.emc.com http://www.hitachi.co.jp http://www.sun.com http://www.ibm.com
ZDWire Plus -- 09/07/01
 Copyright (C)2001 Ziff-Davis Publishing Company


[09-08-01 at 12:21 EDT, Copyright 2001, Ziff-Davis Publishing Company, File: c0907005.7zf]
09-08-01

HP Will Try to Compete With IBM


SOURCE: The Associated Press
DATE: Monday, September 10, 2001



NEW YORK - The Associated Press via NewsEdge Corporation : If Hewlett-Packard Co.'s proposed acquisition of Compaq Computer goes through, the new firm will focus on one area where technology companies still rake in cash: information technology services.

The services business, which includes consulting, outsourcing and network building, is the largest sector of the IT industry, accounting for a staggering $666 billion in worldwide revenue, according to research from Gartner Dataquest.

In a slushy economy, services is one of the few sectors that stays bright. The sector finally dropped 5,000 jobs last month, the first since the 1980s.

The company at the top of the IT services heap - the dueling partner for an enlarged HP - is IBM Corp.

Big Blue's services division, IBM Global Services, counts some 150,000 employees and cleared almost 40 percent of the company's $88.4 billion in revenues last year.

But IBM has toiled in the sector for a decade, and suffered some bruises before it devised the right combination.

Can an enlarged HP emulate it? Maybe, say analysts, if HP is lucky.

"It's a steep road to climb," said David Schatsky, a senior analyst with Jupiter Media Metrix. "In the old days, people said 'nobody gets fired for choosing IBM.' They meant mainframes. But it's also true with services today. IBM Global Services has a better brand. HP has some credibility to earn."

In theory, there is room in the IT services industry for an expanded HP, analysts say. The sector remains fragmented among hundreds of vendors performing myriad tasks, from hosting Web sites to fixing broken networks to dishing out advice on e-commerce.

Hardware companies like IBM, Compaq and HP leap at the chance to provide services because they can often sell additional products, like their own hardware or software. Single contracts can last for a decade and can run into the billions.

Many companies simply calve off their entire IT departments, transferring their employees to the services contractor, who can provide the same computing power for 25 or 30 percent less. Once the contracts expire, analysts say the companies are usually so dependent on the provider, they renew.

Armonk, N.Y.-based IBM, with all its swagger, counts for just 5 percent of the market, according to Gartner.

No. 2 Electronic Data Systems Corp., the Plano, Texas firm founded by Ross Perot, carries about 3 percent of the market - despite winning the largest-ever services contract, a 5-year, $6.9 billion deal to provide computers and services to the Navy and Marines.

Gartner's figures declare HP and Compaq the world's number eight and nine services vendors. At around $15 billion, the two companies' combined 2000 services revenues would heave them into the number three spot.

The combined business, with some 65,000 employees, will be headed by the current president of HP Services, Ann Livermore.

Wall Street has denigrated the merger plans, with HP's stock falling 22 percent since the deal was announced and Compaq's stock losing 14 percent. HP shares rose 38 cents Friday to close at $18.08 on the New York Stock Exchange, where shares of Compaq rose 24 cents to $10.59.

With or without the merger, the two companies have scrambled to expand their services divisions.

In November, HP made a failed bid for the consulting arm of PricewaterhouseCoopers. Likewise, Compaq tried and failed to buy Virginia-based Internet services firm Proxicom, Inc. this year.

At the moment, HP is looking to expand its outsourcing business with an outstanding $610 million bid to buy the technology services division of Rosemont, Ill.-based Comdisco Inc. HP also has inked a partnership with Accenture's technology consulting division.

Problem is, neither HP nor Compaq is known as a services company.

For now, the companies are commodities makers, churning out PCs, laptops, servers, storage devices, handhelds and printers into a market that - at least for now - doesn't really want them.

So-called "access devices" - PCs, handhelds and laptops - commanded 33 percent of combined revenues for the two companies last year, according to Gartner.

Another snag: the HP-Compaq marriage - if it wins regulators' blessings - will take years to consummate.

While HP is sidetracked by weeding out the duplication in its product lines, IBM, EDS and the others will keep winning contracts, analysts say.

"HP is going to lose share over the next few years," IDC analyst Roger Kay said. "At what point do they turn it around? Is it two years, three years? Do they have that much time? That's the big issue."

The merger candidates' current services businesses are focused on customer support and maintenance work, not the faster-growing area of revamping a company's entire computer operations - work that IBM and EDS specialize in, Gartner's Eric Rocco said.

Neither company has the worldwide presence or massive server farms needed to host an outsourced company's computer networks, nor the legions of services employees, he said.

"IBM didn't do it in a day," said Gary Helmig, research manager for Wit SoundView, an analysis firm in Stamford, Conn. "They had to buy their way into it."

Helmig said IBM's foray in services was rocky in the early 1990s, and only started to thrive toward the end of the decade.

Now, the company is making a killing on outsourcing, grabbing a chunk of a market Helmig estimates at $180 billion last year and growing 18 percent a year.

"It'll take HP four to five years to become a competitor," Helmig said. "You need to make investments beyond the U.S. That's expensive."

Copyright (c)2001 The Associated Press


[09-08-01 at 12:58 EDT, Copyright 2001, The Associated Press, File:
h0907161.200]
09-08-01

Bigger HP may not bring vast changes


SOURCE: DataTimes
DATE: Friday, September 7, 2001



DataTimes via NewsEdge Corporation : The Cincinnati Post, 09/05/01

With too many players fighting over dwindling sales of nearly identical products, the personal-computer industry was ripe for the consolidation promised by the mega-merger of Hewlett-Packard Co. and Compaq Computer Corp.

But although the new Hewlett-Packard would outsell industry leader Dell Computer Corp. and have about 40 percent of the U.S. consumer market, several analysts said Tuesday that the deal is not likely to bring about earth-shattering changes in the PC industry.

Consumers have been enjoying remarkably low prices on PCs for months, with manufacturers offering rebates, free Internet access and other incentives to stimulate demand in a saturated market. That situation is likely to remain intact even if the HP-Compaq deal goes through next year, unless the economy picks up substantially or computer users find a strong reason to upgrade.

That is because the pricing environment still figures to be driven largely by Dell, which does not have a retail presence and sells directly to businesses and consumers - letting it keep its costs down and inventories at a minimum. Dell's expenses are about half of HP's and Compaq's.

"Dell is probably pretty happy about this merger," said Todd Kort, principal analyst with Gartner Dataquest in San Jose. "Dell knows they can compete very well. The combined company is still highly vulnerable to Dell's attack."

Investors agreed, sending shares of the Round Rock, Texas company up 4 percent even as they punished Hewlett-Packard, sending it down 19 percent, and Compaq, which fell 10 percent.

To be sure, the $20 billion HP-Compaq deal is about much more than PCs. The companies stressed that the merger would give them more opportunities to sell printers, scanners and digital music players to consumers; and servers, data storage devices and consulting services to businesses.

PCs are just part of the bundled "solutions" HP wants to offer as it strives to be everything to everyone in the high-tech world. "It's about changing the game, not only for our two companies, but for the industry as well," said Carly Fiorina, Hewlett-Packard's chief executive and chairman.

But there's no denying the importance of the deal to the PC industry. Compaq ranks second in worldwide PC sales; HP is fourth. The PC business has been a money-loser for both companies recently, and some analysts had suggested that HP get out of that line altogether.

Industry watchers, including Ms. Fiorina, had predicted for months that some consolidation of PC makers was likely. And more deals are likely.

"Incredible value way underpriced can only last so long before you see fundamental market eruptions such as this consolidation," said Ralph Oliva, director of the Institute for the Study of Business Markets at Penn State University. "I think this signals to me the beginning of a fundamental rebalancing of this market."

Oliva believes that could lead to higher PC prices, or at the very least, "prices not declining as rapidly."

Compaq and HP dominate in retail stores such as CompUSA and Best Buy. So the deal could mean fewer choices in those kinds of stores.

Laurie McCabe, a vice president with Summit Strategies in Boston, said 90 percent of the components in HP and Compaq PCs are the same. Since the goal of the merger is to cut costs and speed the sales process, those seem among the most likely products to be cut.

"I can't imagine this is going to have any kind of big macro impact on PC pricing," she said. "But if they do make the decision to discontinue certain products . . . those will be available, I'm sure, at pretty steep discounts."

http://www.hp.com http://www.compaq.com http://www.dell.com/

DataTimes -- 09/05/01
 Copyright(C)2001 Provided by DataTimes


[09-06-01 at 15:22 EDT, Copyright 2001, Provided by DataTimes, File:
d0906023.3tt]
09-06-01

Customers Puzzled over Implications of Hewlett-Packard, Compaq Deal


SOURCE: The Boston Globe
DATE: Monday, September 10, 2001



The Boston Globe via NewsEdge Corporation : Sep. 7--The money was practically burning a hole in John Bardley's pocket.

Bardley, a computer systems administrator for a federal agency in Portland, Ore., was all set to purchase a new hand-held computer, the Jornada from Hewlett-Packard Co. "I really like the way it feels," Bardley said.

But Bardley's gadget lust went cold on Tuesday, when he learned that HP was set to purchase rival Compaq Computer Corp.

Compaq's own hand-held computer, the iPaq, is one of the hottest on the market. Bardley suspects that once the merger is complete, HP will rename the iPaq and keep selling it, while abandoning the original Jornada.

"The merger makes me think that the value of the Jornada is going to drop faster than the value of the stock," Bardley said. "I cancelled my Jornada buying decision because of this. I don't like the iPaq . . .I'm sitting on my money right now." Bardley may not be alone. Customers around the world are puzzling over the implications of the proposed merger of two of the world's top computer makers, worth $20 billion the day it was announced.

So far, the deal has received a cold reception on Wall Street. Since Tuesday, shares of Compaq have declined by 16 percent, while HP stock has lost nearly a quarter of its value.

People who use the two companies' products aren't as negative about the deal. But they note that HP and Compaq have not revealed how they plan to structure the new company. Customers are concerned that their favorite Compaq or HP products may disappear, forcing them to spend large sums on new hardware and software, and on retraining.

This sort of issue often arises when companies combine, but it's unusual for merging companies to have so many product lines in common.

HP and Compaq are both major producers of personal computers, high-end server computers, advanced Unix operating system software, and hand-held computers. To make sense of the merger, the new larger HP will have to consolidate sales, distribution, and manufacturing, and that will mean getting rid of some product lines.

"The only thing that makes sense out of this deal at all is to cut the hell out of the redundancies and the costs and to make this a lean, mean fighting machine," said Todd Kort, principal analyst for the research firm Gartner in San Jose, Calif.

It's precisely this concern that has some loyal customers of particular Compaq products rushing to the barricades.

Robert Ceculski, a systems analyst for Instant Whip Foods in Columbus, Ohio, is a hardcore supporter of the OpenVMS operating system, which Compaq acquired when it bought Digital Equipment Corp. in 1998.

Ceculski said that, in 17 years, OpenVMS has never crashed, and he'll be furious if HP chief Carly Fiorina moves to scrap the product.

"I sent Carly a nice e-mail today warning her what might happen if she tried to get rid of VMS," he chuckled. "If they try to kill it, we'll move on to IBM, Sun. We won't stay an HP customer." There is reason to believe OpenVMS will survive. For one thing, HP doesn't make a product that competes directly with it. For another, Compaq has already made a commitment to the Department of Defense, which uses OpenVMS on many of its computer systems, that it will support the product through 2015.

Still, even before the HP-Compaq deal, some industry-watchers believe Compaq was losing interest in OpenVMS. For instance, the company earlier this year abandoned its advanced Alpha processor chip, which is designed to run OpenVMS. Instead, Compaq decided to base future server computers on Intel Corp.'s Itanium chip, the same processor being used in HP servers. As a result, Kort said, Compaq was already looking for a way out of the OpenVMS business. "It was on its deathbed already," he said, "and will probably quickly be put to death." HP-Compaq could dominate the market for Itanium-based servers, but which operating system will they run?

Compaq has its own version of Unix, called Tru64, that was developed for Alpha and is now being ported to the Itanium. But HP also has a Unix, HP-UX. Both have been lagging far behind Unix leader Sun Microsystems Inc. But according to first-quarter 2001 numbers from the research firm Dataquest, HP-UX held 9 percent of the market, compared to just 2 percent for Tru64. In addition, HP worked with Intel to design the Itanium, and is already selling Itanium servers. That suggests Tru64 could be the Unix that doesn't survive the merger. "HP-UX or Tru64?," mused Carl Howard, analyst at Forrester Research in Cambrdge. "I think I'd give the nod to HP-UX." The prospect doesn't go over well with the members of tru64.org, a Web site devoted to Compaq's version of Unix.

"I'm going off on Sunday for two weeks of Tru64 OS training," one system administrator wrote. "I was getting ready to embrace Tru64 Unix in place of my soon to expire [Microsoft] certification. Now we get hit with this news and all the uncertainities that go with it." On a smaller scale, users of Compaq and HP palmtops are also curious about the future. Ironically, Compaq and HP are both introducing new products that will run the latest version of Microsoft Corp.'s Pocket PC operating system and rely on the Intel Corp. StrongARM processor chip.

The similarities between the iPaq and Jornada palmtops underscore the logic of merging the two product lines.

But there's much less at stake when the changeover involves small computers costing $500 or less.

Clinton Fitch, a systems engineer in Irving, Texas, figures it's no big deal, because the life span of such products is so brief. "At the rate this industry moves, orphaned products are simply a part of the game," he said.

-----

To see more of The Boston Globe, or to subscribe to the newspaper, go to http://www.boston.com/globe

(c) 2001, The Boston Globe. Distributed by Knight Ridder/Tribune Business News. Copyright(C)2001 Knight-Ridder/Tribune Business News


[09-08-01 at 12:20 EDT, Copyright 2001, Knight-Ridder/Tribune Business News,
File: t0907008.6kn]
09-08-01

Saturday September 8 8:09 AM ET

Money Managers Unimpressed by HP-Compaq
By Martha Slud

NEW YORK (Reuters) - As Hewlett-Packard Co. (NYSE:HWP - news) and Compaq Computer Corp. (NYSE:CPQ - news) hit the road this week to sell their merger to big shareholders, many fund managers said they remain unconvinced about the wisdom of the deal.

The merger has drawn a frosty reception on Wall Street, with disgruntled investors dumping the stocks and knocking down the deal's value to about $19.3 billion from $25 billion originally. HP stock has fallen about 22 percent since the deal was announced earlier this week, putting it near six-year lows, while Compaq shares are down about 15 percent this week.

Some money managers who had the chance to meet face-to-face with HP and Compaq executives say they are still opposed to combining the two technology companies.

Portfolio manager John Rutledge, of the $15 million Evergreen Technology Fund, attended a briefing with HP Chief Executive Carly Fiorina and Compaq CEO Michael Capellas in Boston earlier this week, but the pep talk did not change his mind that the deal is severely flawed.

"The deal cannot be closed for a minimum of six months, maybe nine months. All of the cost-cutting benefits that might occur cannot occur until all of the regulatory hurdles are covered," said Rutledge, who does not own either stock in the portfolio but has in the past.

Critics say the companies are not a good fit and the new firm could lose market share to rivals Dell Computer Corp. (Nasdaq:DELL - news) and Gateway Inc. (NYSE:GTW - news) as they embark on the rough task of combining their businesses. The merger comes amid a sharp decline in sales throughout the PC industry and a drop in corporate spending on information technology amid the ongoing economic slump.

"Frankly, if the shares are still here, I'm voting against the deal," said Peter Sorrentino, chief investment officer at Cincinnati-based Bartlett & Co., which manages nearly 1 million Hewlett-Packard shares. He said he wants to "force them to go back to the drawing board and come up with something else."

Sorrentino didn't attend any of the company presentations about the deal this week, but said he's eager to hear HP and Compaq make their case in person.

"If nothing else than as an object lesson in history, I think it would be useful to sit through something like that to hear the questions and hear the interplay, and to hear something there that would tell me something I haven't heard or seen," he said.

WIDELY OWNED NAMES

Both stocks are components of many U.S. mutual funds. About 675 funds, including multiple share classes of the same fund, hold HP stock, representing about 14 percent of the company's total shares outstanding, according to the latest portfolio information available from research firm Morningstar Inc.

Compaq is held by about 600 mutual funds, representing about 20 percent of the total shares outstanding of the company, according to Morningstar.

Portfolio manager Kevin Rendino, who holds HP and Compaq shares in his $9.2 billion Merrill Lynch Basic Value Fund, said he spoke with Capellas on the phone earlier this week.

"I think he was very surprised by the reaction of the Street, but at the same time he believes that the strategic reasons for doing the deal exist beyond the Street reaction," Rendino said. "I think they're dismayed and realize it won't be an easy road."

Rendino said he has mixed feelings about the deal, recognizing that the two companies have complementary products but face a challenging integration.

Wall Street's pummeling of the companies' shares has been an overreaction, he said. The selloff reminds Rendino of shareholders' treatment of consumer products giant Gillette Co. (NYSE:G - news). Analysts criticized Gillette's new chief executive, James Kilts, at a meeting earlier this year amid skepticism whether he could improve the company's performance, Rendino recalled.

As investors gained confidence, however, Gillette stock bounced above the $30 mark after hitting a 52-week low of $24.50 earlier in the year. HP and Compaq shares also could recover if investors calm down, Rendino said.

"The bottom line is you have to look beyond today," Rendino said. "The Street that day hated Gillette. Analysts downgraded the stock. They said the meeting was a disaster. But all of a sudden, four months later, this stock is way up."

Sorrentino, of Bartlett & Co., said his firm might not keep its HP shares around that long. The firm has shed about one-third of its stake in the company over the past year, and he has recommended that the firm unload the rest.

But despite Wall Street's widespread skepticism, Sorrentino thinks the deal has a strong chance of going through.

Both companies have a lot invested in seeing the deal completed and many investors who have stayed with the stocks will support the decision of the companies' boards, he said.

"Frankly, there have been so many mergers that I didn't see any rationale for that went through anyway," he said. "There will be a lot of apathy, shareholders that don't vote their proxies. Others will vote with their dollars and walk away."

HP and Compaq shares both edged up on Friday. HP shares rose 17 cents to $17.87 in afternoon trading, while Compaq stock added 8 cents to $10.43.

WSJE(9/7) Editorial/ EU, US Officials Debate HP-Compaq Deal(1)


SOURCE: The Nikkei English News Service
DATE: Monday, September 10, 2001



The Nikkei English News Service via NewsEdge Corporation : From The Wall Street Journal Europe

Electing a new American president is not the same thing as electing a new bureaucracy. That's the lesson we take away from White House economic adviser Larry Lindsey's serendipitously timed remarks on technology mergers, reported recently along with news of the headline-grabbing Compaq-Hewlett Packard deal. "At this stage in a cycle, a good portion of the source of financing has to do with consolidation," he opined as a general matter. "It's what markets are looking for."

We can think of worse words to engrave on a tablet to be placed outside the U.S. Federal Trade Commission and U.S. Justice Department, America's two national competition authorities. If one factor has prolonged and deepened the tech slump, all now agree it was the torturing of deals designed to consolidate high-tech industries. Beltway myopics rejoiced in antitrust chief Joel Klein's shooting down of the Sprint-Worldcom merger as one of his greatest triumphs, but the myopics never followed what happened next, with the telecom sector in ruins and collateral damage spreading to the personal computer, semiconductor and software industries.

Investors can decide for themselves, but certainly an argument for the HP-Compaq deal is that it would eliminate one player in an oversupplied personal computer marketplace. Let us hope this message penetrates the antitrust shops, which are bound to make much of the misleading statistic that HP-Compaq would "control" 81% of sales through computer stores. One of the most damaging legacies of the Clinton era was the idea that trustbusters don't need more than some ginned-up numbers to go riding roughshod over the rights of shareholders. Because companies couldn't afford to be tied up in court, a lawsuit filed was tantamount to a merger blocked.

The sad upshot today is that Compaq and HP shareholders must spend much of the coming weeks handicapping the deal's antitrust odds when they should be thinking about whether it would maximize the value of their businesses.

If the Bush Administration wants to turn this around -- and it should, for economic revival depends on letting the capital markets call the shots over restructuring the tech industries -- the job is going to require more than just unleashing Mr. Lindsey's mouth. For one thing, a confrontation with the Europeans is probably inevitable.

President Bush and industry leaders might want to review the experience of Fujitsu and Siemens two years ago, whose joint venture is an exact precedent for the HP-Compaq deal. Both were unprofitable also-rans in the European market (still led by Compaq today), but a numbers game made it seem they would hold a commanding No. 2 position. That was enough to inspire chief European trustbuster Mario Monti to put the companies on the rack and order Siemens to sell off its Nixdorf line of financial workstations.

The result, predictably, was one more industrial disaster. Only now is Siemens Fujitsu beginning to arrest a steep drop in market share (which, properly measured, is about fifth) and starting to sniff profitability. And don't be comforted by the fact that their primary business was in Europe. The Justice Department's coup de grace to Sprint-Worldcom was aimed at avoiding a confrontation with Mr. Monti, who was preparing to veto a deal between two principally U.S. companies.

071331 JST SEP 01

The Nikkei English News Service -- 09/07/01

 Copyright(C)2001 Nihon Keizai Shimbun Inc.


[09-08-01 at 12:30 EDT, Copyright 2001, Nihon Keizai Shimbun Inc., File: n0907000.9en]
09-08-01

CAPELLAS, FIORINA MAKE CASE FOR MERGER IN BUSINESSWEEK
11 SEPTEMBER 2001

In its Sept. 17 issue, BUSINESSWEEK asks Hewlett-Packard's Carly Fiorina and Compaq's Michael Capellas about a number of topics, ranging from what will be the proposed new company's real growth engines to why it will stay in consumer PCs and how can it be as efficient as Dell.

Below is a transcript of the interview:

BUSINESSWEEK: THE STOCK MARKET DIDN'T GREET THIS MERGER VERY WELL. YOU GOT BEAT UP PRETTY BADLY. IS IT POSSIBLE THAT COULD KILL THE DEAL?

FIORINA: No. This is a very tight agreement. You don't make this kind of move and judge its success by the short-term stock price.

BUSINESSWEEK: HOW ARE YOU TRYING TO SELL THIS MERGER TO INVESTORS?

FIORINA: Initially people hear a cost-reduction story. And there's certainly a huge opportunity for value creation in the relatively short term. But we need to continue to accentuate that there's huge opportunity for stronger growth and more stable growth. This is a lot of news. It takes people time to digest it.

BUSINESSWEEK: WHAT'S YOUR VISION FOR HOW THE COMBINED COMPANY WILL LOOK? WILL IT BE A GROWTH COMPANY LIKE DELL OR AN EARNINGS COMPANY LIKE IBM?

CAPELLAS: With a company of this size, you won't have the growth rate of a smaller company, but you'll also have steady earnings growth with less variability.

FIORINA: Look at the revenue balance of the combined company. If all it does is grow at market, and you're talking about 10 percent - that is nothing to sneeze at for an $87 billion company. But you also get $1 billion a quarter of free cash flow. That's pretty impressive.

BUSINESSWEEK: WHAT DO YOU SEE AS THE REAL GROWTH ENGINES OF THE COMPANY?

CAPELLAS: First and foremost, you've got services growth, the fastest-growing segment of the whole IT market. Managed services and outsourcing is growing fastest. The customer service side is growing slower but is very profitable. After a merger, you'd still be up against companies that are more focused on doing one thing well.

BUSINESSWEEK: SO HOW DOES THIS DEAL HELP YOU COMPETE AGAINST THEM?

CAPELLAS: Customers want simplification. They want fewer partners to deal with. And they want the partner to do more of the integration. We believe we can be brutally competitive in the individual product segments. But we can also integrate hardware and software into solutions.

BUSINESSWEEK: WHERE ARE YOU TAKING SERVICES?

FIORINA: We'll continue to organically grow, particularly the outsourcing and consulting ends of the business. We'll be looking for strategic opportunities for acquisition. Also, consulting companies know they need a partner with the engineering capability to build the technical infrastructure. Who are they going to call? Are they going to call Dell? Hell no. There's one company they're going to call. It's this company.

BUSINESSWEEK: WHY ARE YOU STAYING IN CONSUMER PCS?

FIORINA: People are declaring the PC business dead because it has had a couple of rough quarters. That's incredibly shortsighted. It's clear that this is a critical part of the ability for consumers to do interesting things in their homes. But the reason for buying isn't going to be to get the hottest box at the lowest price. You've got things like digital imaging, digital music. It's something that does something for a consumer. This is what the industry is missing. It's innovation. That's what Dell can't do.

BUSINESSWEEK: CAN YOU EVER BE AS EFFICIENT AS DELL IN THE PC BUSINESS?

CAPELLAS: There is very clearly a balance between innovation and being first to market on one hand, and pure, raw, low cost on the other hand. If you don't spend any money in R&D, you will, by definition, have a couple of points on the bottom line, but you'll also never lead in any new product categories, so you won't get the margins there. Look at handhelds. They generate incredible margins because there's innovation the customer is willing to pay for. A model that puts nothing into innovation is not sustainable over time.